Exhibit 99.3

CONSOLIDATED CAPITALIZATION OF BANK OF MONTREAL

The following table sets forth the consolidated capitalization of the Bank at October 31, 2015.

As at October 31, 2015
(in millions of Canadian dollars)
Subordinated Debt	4,416

Total Equity
Preferred Shares(1)	3,240
Common Shares	12,313
Contributed Surplus	299
Retained Earnings	18,930
Accumulated Other Comprehensive Income	4,640

Total Shareholders’ Equity	39,422
Non-controlling Interest in Subsidiaries	491

Total Equity	39,913

Total Capitalization	44,329

Notes:

(1)	Preferred Shares classified under Shareholders’ Equity consist of Class B Preferred Shares Series 14, 15, 16, 17, 25, 27, 29, 31, 33, 35 and 36. For more information on the classification of Preferred Shares, please refer to Note 17 of the audited consolidated financial statements of Bank of Montreal for the year ended October 31, 2015.